GOOD HEMP, INC.

20311 Chartwell Center Drive, Suite 1469

Cornelius, NC 28031

Tel (800) 947-9197

November 10, 2020

Attn: Anuja A. Majmudar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Re:	Good Hemp, Inc.
Registration Statement on Form S-1 Filed September 23, 2020 File No. 333-248986

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, November 12, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

Good Hemp, Inc.

/s/ William Alessi

William Alessi

President and Chief Executive Officer